June 3, 2005

By Facsimile and U.S. Mail

Douglas Stukel
President
Mind2Market, Inc.
7609 Ralston Road
Arvada, CO 80002

	Re:	Mind2Market, Inc.
		Schedule 14F-1 & Schedule 14F-1/A
		Filed May 26, 2005

Dear Mr. Stukel:

	We have the following comments on the above-referenced filings:

General
1. Revise the cover page to provide the company`s correct telephone number. The number listed appears to be inaccurate.
2. We are unable to locate the changes made in the amended filing.
Please advise.

Corporate Governance
3. Revise to provide the disclosure required by Item 7 of Schedule 14A, to the extent you have not done so. For example, we note the following:

* We note that you do not have a nominating committee or a committee performing similar functions. Provide the disclosure required by
Item 7(d)(1) of Schedule 14A.
* You state, "We are not a listed company under SEC rules and are, therefore, not required to have an audit committee comprised of independent directors." Please clarify this disclosure. In addition, revise to disclose whether your entire board is independent and under what standard you have made this determination, as required by Item 7(d)(3)(iv)(B) of Schedule 14A.
* Revise to provide the information required by Item
7(d)(2)(ii)(F)-
(J) of Schedule 14A. See the Instruction to paragraph (d)(2)(ii) of that Item.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      *  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
      Special Counsel
      Office of Mergers and Acquisitions
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Douglas Stukel
June 3, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE